

August 3, 2010

Via U.S. Mail and facsimile to (919) 774-3329

Terrance M. Marks
President and Chief Executive Officer
The Pantry, Inc.
P.O. Box 8019
305 Gregson Drive
Cary, North Carolina 27511

> **Re: The Pantry, Inc.**
> **Form 10-K for the Fiscal Year Ended September 24, 2009**
> **Filed December 8, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed January 22, 2010**
> **File No. 000-25813**

Dear Mr. Marks:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director